UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3 )*

DCAP Group, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

233065 10 1
(CUSIP Number)

Morton L. Certilman
90 Merrick Avenue
East Meadow, New York 11554
(516) 296-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2005
(Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 233065 10 1

1.	Name of Reporting Person Morton L. Certilman
2.	Check the appropriate box if a member of a group	(a) [ ]

3.	SEC Use Only	(b) [ ]

4.	Source of Funds N/A

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 151,701
_______________________
	8.	Shared Voting Power 0
_______________________
	9.	Sole Dispositive Power 151,701

_______________________
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Reporting Person 151,701

12.	Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person IN

ITEM 1.	SECURITY AND ISSUER.

This statement amends and supplements the Schedule 13D for an event dated March 28, 2001, as previously amended by Amendment No. 1, for an event dated May 17, 2002, and by Amendment No. 2, for an event dated December 2, 2003, filed by the Reporting Person relating to shares of Common Stock, par value $.01 per share (the “Common Stock”), of DCAP Group, Inc., a Delaware corporation (the “Company”).

The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name of Reporting Person:

Morton L. Certilman

(b)	Residence or business address:

90 Merrick Avenue
East Meadow, New York 11554

(c) The Reporting Person is engaged in the practice of law.

(d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION. Not applicable.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, the Reporting Person is the beneficial owner of 151,701 shares of Common Stock of the Company (or approximately 5.5% of the outstanding Common Stock of the Company). Of such shares of Common Stock, 25,000 are issuable upon the exercise of options that are currently exercisable. The Reporting Person has sole voting and dispositive power over all of such shares.

During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company, except that the Reporting Person gifted an aggregate of 60,000 shares on July 13, 2005.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2005

/s/ Morton L. Certilman
Morton L. Certilman